Exhibit 99.1

Jiayin Group Inc. Reports First Quarter 2020 Unaudited Financial Results

SHANGHAI, June 11, 2020 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Operational and Financial Highlights :

•	Average investment amount per individual investor was RMB91,318 (US$12,897), representing an increase of 37.6% from the same period of 2019.

•	Average borrowing amount per borrower was RMB7,809 (US$ 1,103), representing an increase of 8.1% from the same period of 2019.

•	Loan origination volume[1] was RMB2,896 million (US$409 million), representing a decrease of 55.7% from the same period of 2019, and remaining stable sequentially.

•	Investment volume[2] was RMB3,960 million (US$559 million), representing a decrease of 48.3% from the same period of 2019, and remaining stable sequentially.

•	Net revenue was RMB313.5 million (US$44.3 million), representing a decrease of 57.1% from the same period of 2019, and a decrease of 11.1% sequentially.

•	Operating income was RMB51.1 million (US$7.2 million), compared with operating income of RMB294.7 million in the same period of 2019, and operating loss of RMB28.9 million in the prior quarter.

•	Net income was RMB39.5 million (US$5.6 million), compared with net income of RMB254.2 million in the same period of 2019, and net income of RMB22.6 million in the prior quarter.

Mr. Yan Dinggui, the Founder, Director and Chief Executive Officer, commented, “Despite the unprecedented challenging conditions arising from both the global pandemic and economic uncertainties, our enhanced risk management system and solid asset quality enabled us to maintain solid financial results. In face of the COVID-19 outbreak, we have been especially vigilant on cost control which improved our operational efficiency.  Our conservative strategy helped us achieve operational profitability. Right now, China’s consumer markets are recovering and consumer demands are rebounding. We are confident that Jiayin can get through this unusual period with a strong and growing business, and achieve our long-term growth objectives.”

[1]	“Loan origination volume” refers to the total amount of loans facilitated during the period presented.
[2]	“Investment volume” refers to the total amount of all investment transactions executed by investors during the period presented.

Mr. Yan continued: “The ongoing pandemic has had a material and extended adverse impact on the Chinese and global economy, however, Jiayin has achieved a significant milestone this quarter that positioned us for strong growth in the years ahead. In March, our total loan origination volume facilitated by institutional investors reached 44.5%, compared with zero in the same period of 2019. In Q2, we successfully completed the transition from being facilitated by individual investors to being fully funded through institutional investors. This is a huge accomplishment and we are proud of our rapid expansion of our funding sources towards institutional funding, which demonstrates our strong brand recognition and solid execution capabilities.”

First Quarter 2020 Financial Results

Net revenue was RMB313.5 million (US$44.3 million), representing a decrease of 57.1% from the same period of 2019.

Revenue from loan facilitation services was RMB257.3 million (US$36.3 million), representing a decrease of 56.8% from the same period of 2019. The decrease was primarily due to the decreased loan origination volume. The loan facilitation service fees from loans funded by institutional funding partners were RMB77.2 million (US$10.9 million), which represented 30.0% of our total revenue from loan facilitation services, compared with nil from the same period of 2019.

Revenue from post-origination services was RMB35.7 million (US$5.0 million), representing a decrease of 51.3% from the same period of 2019. The decrease was due to the lower loan origination as well as the disposal of Shanghai Caiyin Asset Management Co,. Ltd (“Caiyin”) that previously provided certain post-origination loan services.

Origination and servicing expense was RMB63.9 million (US$9.0 million), representing a decrease of 46.0% from the same period of 2019, primarily due to decreased volume of loans facilitated by the Company.

Allowance for uncollectible receivables and contract assets was RMB30.4 million (US$4.3 million), representing a decrease of 30.6% from the same period of 2019, primarily due to the decrease in loan origination volume.

Sales and marketing expense was RMB93.4 million (US$13.2 million), representing a decrease of 45.5% from the same period of 2019, primarily due to the decrease in customer acquisition expenses and reduced advertisement spending for promotional activities.

General and administrative expense was RMB38.3 million (US$5.4 million), representing a decrease of 22.4% from the same period of 2019. The decrease was primarily due to the decreased share-based compensation expense.

Research and development expense was RMB36.4 million (US$5.1 million), representing a decrease of 32.3% from the same period of 2019. The decrease was primarily due to the decreased share-based compensation expense.

Income from operations was RMB51.1 million (US$7.2 million), compared with an operating income of RMB294.7 million in the same period of 2019, and operating loss of RMB28.9 million in the prior quarter.

Net income was RMB39.5 million (US$5.6 million), compared with a net income of RMB254.2 million in the same period of 2019, and net income of RMB22.6 million in the prior quarter.

Cash and cash equivalents were RMB66.8 million (US$9.4 million) as of March 31, 2020, compared with RMB122.1 million as of December 31, 2019.

Conference Call

The Company will host a conference call to discuss its financial results on Thursday, June 11, 2020 at 8:00 a.m. US. Eastern Time (8:00 PM Beijing/Hong Kong Time).

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/8688884

A replay of the conference call may be accessed by phone at the following numbers until June 19, 2020. To access the replay, please reference the conference ID 8688884.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 30512780	+852 800963117
Mainland China		+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the company’s investors relations website at  http://ir.jiayin-fintech.com/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between investors and borrowers, whose needs are underserved by traditional financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0808 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal

Reserve System as of March 31, 2020. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bai

Email: ir@niwodai.com

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	122,149	66,832	9,439
Restricted cash	—	2,000	282
Amounts due from related parties	130,722	135,451	19,129
Accounts receivable, net[3]	139,164	137,987	19,488
Loan receivables, net	—	947	134
Short-term investment	69,618	70,808	10,000
Prepaid expenses and other current assets	91,002	97,490	13,768
Deferred tax assets	68,292	68,292	9,645
Property and equipment	39,084	33,560	4,740
Right-of-use assets	37,215	30,725	4,339
Long-term investment	3,826	6,461	912
TOTAL ASSETS	701,072	650,553	91,876
LIABILITIES AND EQUITY
Payroll and welfare payable	48,524	46,629	6,585
Amounts due to related parties	872	3,034	429
Refund liabilities	180,104	184,864	26,108
Tax payables	179,421	198,495	28,033
Accrued expenses and other current liabilities	158,705	159,453	22,519
Other Payable related to the disposal of Shanghai Caiyin	839,830	717,364	101,311
Lease liabilities	35,215	28,512	4,027
TOTAL LIABILITIES	1,442,671	1,338,351	189,012
SHAREHOLDERS' DEFICIT
Class A ordinary shares (US$ 0.000000005 par value; 100,100,000 shares issued and outstanding as of December 31, 2019 and March 31, 2020) [4]	0	0	0
Class B ordinary shares (US$ 0.000000005 par value; 116,000,000 shares issued and outstanding as of December 31, 2019 and March 31, 2020)[4]	0	0	0
Additional paid-in capital	777,408	787,292	111,187
Accumulated deficit	(1,519,731)	(1,479,255)	(208,911)
Other comprehensive income	469	4,405	622
Total Jiayin Group shareholder's deficit	(741,854)	(687,558)	(97,102)
Non-controlling interests	255	(240)	(34)
TOTAL SHAREHOLDERS' DEFICIT	(741,599)	(687,798)	(97,136)
TOTAL LIABILITIES AND DEFICIT	701,072	650,553	91,876

[3] The Company has adopted “ASC 326, Financial Instruments — Credit Losses” beginning January 1, 2020 . As of  now, the adoption of the new guidance did not have material impacts on the Company’s results of operations, financial condition or liquidity.

[4] The total shares authorized for both Class A and Class B are 10,000,000,000,000.

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
Net revenue (including revenue from related parties of nil, and RMB 1,118 for 2019Q1 and 2020Q1, respectively)	731,331	313,526	44,278
Operating cost and expenses:
Origination and servicing	(118,434)	(63,936)	(9,030)
Allowance for uncollectible account receivable and contract assets	(43,794)	(30,405)	(4,294)
Sales and marketing	(171,434)	(93,437)	(13,195)
General and administrative	(49,290)	(38,264)	(5,404)
Research and development	(53,722)	(36,367)	(5,136)
Total operating cost and expenses	(436,674)	(262,409)	(37,059)
Income from operation	294,657	51,117	7,219
Interest income (expense)	(482)	1,982	280
Other income, net	3,519	1,017	144
Income before income taxes	297,694	54,116	7,643
Income tax expense	(43,479)	(13,937)	(1,968)
Loss from investment in affiliates	—	(729)	(104)
Net income	254,215	39,450	5,571
Less: net loss attributable to noncontrolling interest shareholders	—	(1,026)	(145)
Net income attributable to Jiayin Group Inc.	254,215	40,476	5,716
Weighted average shares used in calculating net income per share:
- Basic and diluted	200,000,000	216,100,000	216,100,000
Net income per share:
- Basic and diluted	1.27	0.19	0.03
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	—	3,968	560
Comprehensive income	254,215	43,418	6,131
Comprehensive loss attributable to noncontrolling interest	—	(994)	(140)
Total comprehensive income attributable to Jiayin Group Inc.	254,215	44,412	6,271